CM



10035588

ION

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SEC Mail Processing Section

MAR 08 2010

Washington DC 105

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-53388 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-Jan-09 AND ENDING 31-Dec-09

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Feldstein Financial Group LLC** 10-015541-c5

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**45 Seminary Avenue**
(No. and Street)

| **Chester** | **NJ** | **07930** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Steven Feldstein** **908-879-9559**
(Area code- Telephone number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

**Donahue Associates,LLC**
*(Name- if individual, state last, first, middle name)*

| **27 Beach Road- Suite C05A** | **Monmouth Beach** | **NJ** | **07750** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip code) |

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



JD
3/22/2010

## OATH OR AFFIRMATION

I, **Steven Feldstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Feldstein Financial Group LLC**, as of **December 31, 2009**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

DEBRA L. SHIPPS
Notary Public of New Jersey
My Commission Expires
July 7, 2014

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

**Independent Auditor's Report**

The Member,
Feldstein Financial Group, LLC

We have audited the accompanying balance sheet of Feldstein Financial Group, LLC as of December 31, 2009 and the related statement of operations and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feldstein Financial Group, LLC as of December 31, 2009 and the related statement of operations and changes in member's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.



Monmouth Beach, New Jersey
February 21, 2010

**Feldstein Financial Group, LLC**
**Affirmation of the Managing Member**

To the best of the knowledge and belief of the undersigned, the information contained in the Annual Report of Feldstein Financial Group, LLC for the year ended December 31, 2009 is accurate and complete. The annual financial statements and operational reports filed with the Securities and Exchange Commission for the year ended December 31, 2009 have been made available the member of Feldstein Financial Group, LLC.



Steven Feldstein, Managing Member

**Feldstein Financial Group, LLC**
**Balance Sheet**
**As of December 31, 2009**

**ASSETS**

| | |
|---|---|
| Current assets: | |
| Cash & cash equivalents | $66,371 |
| Prepaid expenses | 2,682 |
| Total Current Assets | $69,053 |
| Total Assets | $69,053 |

**LIABILITIES & MEMBER'S EQUITY**

| | |
|---|---|
| Current liabilities: | |
| Accounts payable & accrued expenses | $3,800 |
| Total Current Liabilities | $3,800 |
| Member's Equity: | 65,253 |
| Total Liabilities & Member's Equity | $69,053 |

**Please see the notes to the financial statements.**

## Feldstein Financial Group, LLC
## Statement of Operations
## For the Year Ended December 31, 2009

| | |
|---|---|
| Commission & service revenues | $390,291 |
| Clearance charges | (94,875) |
| Net margin | $295,416 |
| | |
| General and administrative expenses: | |
| General administration | $26,435 |
| Total general and administrative expenses | 26,435 |
| | |
| Income from operations | $268,981 |
| | |
| Other income: | |
| Other income | 4,715 |
| Interest income | 1,457 |
| | |
| Net income before income tax provision | $275,153 |
| | |
| Provision for income taxes | 0 |
| | |
| Net income | $275,153 |

**Please see the notes to the financial statements.**

**Feldstein Financial Group, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2009**

| | |
|---|---|
| Operating activities: | |
| Net income | $275,153 |
| Changes in other operating assets and liabilities: | |
| Receivables from clearing broker | 21,059 |
| Investments | 23,892 |
| Prepaid expenses | (32) |
| Accounts payable & accrued expenses | (2,000) |
| Net cash provided by operations | $318,072 |
| | |
| Financing activities | |
| Distributions paid member | ($276,850) |
| Net cash used by financing activities | (276,850) |
| | |
| Net increase in cash during the fiscal year | $41,222 |
| | |
| Cash at December 31, 2008 | 25,149 |
| | |
| Cash at December 31, 2009 | $66,371 |
| | |
| Supplemental disclosures of cash flow information: | |
| Interest paid during the fiscal year | $0 |
| Income taxes paid during the fiscal year | $0 |

**Please see the notes to the financial statements.**

**Feldstein Financial Group, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2009**

| | Member's Equity |
|---|---|
| Balance at December 31, 2008 | $66,950 |
| Distribution paid member | (276,850) |
| Net income for the fiscal year | 275,153 |
| Balance at December 31, 2009 | $65,253 |

**Please see the notes to the financial statements.**

**Feldstein Financial Group, LLC**
**Notes to the Financial Statements**
**For the Year Ended December 31, 2009**

## 1. Organization

Feldstein Financial Group, LLC (the Company) is a privately held limited liability company formed in New Jersey in 2002 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients. The Company operates under the exempt provisions of the Security and Exchange Commission Rule 15c3-3(k)(2)(b).

## 2. Summary of Significant Accounting Policies

*Use of Estimates*- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

*Commission income*- Commission revenues and related fees are recorded on a trade date basis and the Company is reasonably assured of their collection.

*Cash and cash equivalents*- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

*Income taxes*- The Company has elected to be taxed as a single member limited liability company under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual member and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

*Recent Accounting Pronouncements-*

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820" and formerly referred to as FAS-157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information,* deferred the effective date of ASC 820, for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company has adopted the guidance within ASC 820 for non-financial assets and liabilities measured at fair value on a nonrecurring basis at January 1, 2009 and will continue to apply its provisions prospectively from January 1, 2009. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 810, *Consolidation* ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as FAS-160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), ASC 815-10-65, *Transition and Open Effective Date Information* ("ASC 815-10-65"and formerly referred to as FAS-161) includes a requirement for enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective prospectively for fiscal years beginning after November 15, 2008. The application of ASC 815 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as FAS-165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statement are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. The adoption of *FASB ASC 855*, did not have a material affect on the Company's financial position.

### 3. Fair Value of Financial Instruments

Cash and cash equivalents, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2009.

### 4. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2009 through the date of this report and found no material subsequent events reportable during this period.

### 5. Related Party Transactions

The Company has executed an expense sharing agreement with a company related to the Company by common ownership, whereby the related company pays for certain allocated overhead costs.

### 6. Off-Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

## 7. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

| | |
|---|---|
| **CREDIT:** | |
| Member's equity | $65,253 |
| **DEBITS:** | |
| Non-allowable assets: | |
| Allocated charges to related party | ($7,795) |
| Prepaid expenses | (2,682) |
| **NET CAPITAL** | $54,776 |
| Haircuts | (639) |
| **ADJUSTED NET CAPITAL** | $54,137 |
| Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. | 5,000 |
| **EXCESS NET CAPITAL** | $49,137 |
| **AGGREGATE INDEBTEDNESS:** | |
| Accounts payable & accrued expenses | $3,800 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 6.94% |
| Excess net capital previously reported | $49,137 |
| Less adjustments | 0 |
| Excess net capital per this report | $49,137 |

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Member
Feldstein Financial Group, LLC

In planning and performing our audit of the financial statements of Feldstein Financial Group, LLC for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2009 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.



Monmouth Beach, N.J.
February 21, 2010